Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
	(In thousands, except ratio computation)
Pretax gain from continuing operations before adjustment for noncontrolling interest	$6,265	$4,787	$10,162	$13,736

Add back:
Fixed charges	9,770	8,663	26,763	23,303
Distributed income of equity investees	406	400	1,759	3,885
Equity in loss of equity investees	—	—	336	5,027

Deduct:
Equity in earnings of equity investees	(455)	(387)	—	—
Capitalized interest	(722)	(313)	(1,606)	(770)
Earnings as Defined	$15,264	$13,150	$37,414	$45,181

Fixed Charges
Interest expense including amortization of deferred financing fees	$8,987	$8,297	$24,991	$22,353
Capitalized interest	722	313	1,606	770
Interest portion of rent expense	61	53	166	180
Fixed Charges	9,770	8,663	26,763	23,303
Preferred share dividends	1,813	1,813	5,438	5,438
Combined Fixed Charges and Preferred Dividends	$11,583	$10,476	$32,201	$28,741

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	1.32	1.26	1.16	1.57